FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 25, 2006

Minco Silver Corporation announces that it has completed Phase II of its Drilling program on its Fuwan Silver Property and announces it begins its scoping study.  Minco Silver also summarized drill results on its Phase II Program.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    October 25, 2006

William Meyer

President, CEO & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	October 25, 2006

NEWS RELEASE

MINCO SILVER RELEASES FINAL ASSAY RESULTS

OF THE DRILLING PROGRAM COMPLETED ON ITS FUWAN SILVER PROPERTY

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: MSV) is pleased to release the assay results for the final 11 holes drilled on its Fuwan Silver Project. To date in 2006, the company has completed 8,500m drilling in 34 holes (Phase I and II) on the Fuwan project. The current drilling program focuses on the west side of the deposit in a 700m by 500m area. The drilling grid over the major Fuwan silver zone has been increased to 80m×160m.

The company also announces that Phase III drilling program has started on the Fuwan Silver Project. About 8,000 meters will be drilled in the center of the deposit from section 35 from the West to section 12 to the East to increase the grid of drilling to 80m by 80m. Geotechnical, hydrological studies, metallurgical testing, and environmental assessment will be initiated shortly. A subsequent pre-feasibility study will be initiated in the first half of 2007.  Minco Silver plans to apply for a mining license for the project during the second half of 2007. The Company is working aggressively to bring the project to production at an early date.

Out of 34 holes (total 8,500 meters) drilled so far this year, the assay results for the final 11 holes are summarized in table 1, highlighted by holes FW0019 returning 8.85 meters grading 338.47 gm/t silver and FW0035 returning 5.0 meters grading 439.55 gm/t silver.

Table 1

Average Grade of Drill Holes

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW0011	154.97	156.97	2.00	267.3	0.12	0.08	0.18
	178.63	179.30	0.67	70.00	0.04
FW0019	223.92	232.77	8.85	338.47	0.09	0.52	0.78
	234.27	236.97	2.70	64.36	0.27	0.15	0.61
FW0022	235.20	235.70	0.50	68.00	0.08
FW0024	86.50	87.60	1.10	234.00	0.18	0.1	0.08
	89.90	93.05	3.15	75.30	0.16	0.11	0.56
	103.07	104.79	1.72	126.40	0.13	0.08	0.28
FW0027	255.30	255.90	0.60	92.00	0.10	0.12	0.17
FW0030	181.53	182.53	1.00	281.50	0.51	0.44	1.82
	210.00	216.36	6.36	228.30	0.04	0.51	0.34
FW0032	95.87	96.68	0.81	855.00	0.31	0.49	1.79
	132.20	133.65	1.45	98.25	0.28	0.36	0.31

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW0033	135.31	135.89	0.58	228.00	0.03
	138.99	139.79	0.80	112.50	0.18	0.04	0.42
	143.20	143.66	0.46	498.00	0.07	0.27	0.27
	165.39	166.37	0.98	88.00	0.03	0.03	0.04
FW0034	87.80	89.80	2.00	161.80	0.44	0.08	0.20
	92.80	94.80	2.00	131.50	0.29	0.10	0.09
	97.70	98.70	1.00	65.27	0.20	0.09	0.03
FW0035	65.00	66.60	1.60	114.90	0.29	0.26	2.76
	73.80	78.80	5.00	439.55	0.22	0.40	0.99
	111.10	113.25	2.15	269.50	0.16	1.30	8.26
	117.60	118.50	0.90	181.00	0.13	1.08	4.84
FW0020	No Mineralization

Complete assay results for the 23 holes (including silver, gold, lead, and zinc) previously released (news releases dated March 3, May 10, August 15, and October 2) are summarized in table 2.

Table 2

Summary of Previously Released Assay Results

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW 0002	128.55	130.55	2.00	64.50	0.07	0.06	0.25
	133.55	135.60	2.05	71.40	0.10	0.10	0.16
	147.34	152.73	5.39	129.80	0.04	0.10	0.36
	165.35	166.15	0.80	1280.00	0.22	0.08	1.50
	191.25	191.75	0.50	380.00	0.12	0.07	9.83
	195.04	208.00	12.96	234.20	0.26	0.05	1.64
	227.04	228.45	1.41	98.00	0.07	0.02	0.02
FW 0003	242.70	251.80	9.10	284.10	0.27	0.24	0.46
	257.00	264.10	7.10	74.40	0.07	0.09	0.39
	292.30	293.30	1.00	894.00	0.03	1.44	0.69
FW 0004	285.38	287.86	2.48	190.50	0.06	0.14	0.16
	300.23	302.65	2.42	106.80	0.05	0.07	0.12
FW 0005	236.57	252.42	15.85	516.90	0.25	0.10	0.27
FW 0006	129.95	137.25	7.30	261.20	0.16	0.11	0.46
FW 0007	95.00	98.00	3.00	168.00	0.17	0.04	0.12
	115.76	118.16	2.40	1183.40	0.22	0.21	0.50
FW 0008	178.00	179.40	1.40	116.30	0.22	0.34	3.21
	181.87	182.27	0.40	468.50	0.02	0.11	0.07
FW 0009	167.16	167.88	0.72	103.00	0.16	0.06	0.13
	178.15	182.05	3.90	221.40	0.05	0.04	0.31
	232.55	236.28	3.73	292.50	0.08	0.31	0.94

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW 0010	226.50	227.60	1.10	57.00	0.09	0.03	0.01
	250.90	254.90	4.00	183.90	0.04	1.26	0.67
	288.65	289.35	0.70	62.10	0.09	0.17	0.70
FW 0012	128.16	134.03	4.48	253.90	0.15	0.31	0.11
	140.37	146.65	6.28	155.60	0.12	0.10	0.49
	201.00	203.20	2.20	154.00	0.20	0.20	1.08
FW 0013	237.00	243.00	6.00	575.20	0.41	0.57	2.36
	256.10	265.40	9.30	270.60	0.10	0.36	3.35
FW 0014	236.92	240.62	3.70	143.50	0.12	0.09	0.48
	266.15	271.02	4.87	76.10	0.04	0.18	0.84
	287.00	288.20	1.20	228.00	0.07	1.27	0.52
FW 0015	42.29	43.09	0.80	118.00	0.10	0.60	0.53
	50.40	52.44	2.04	81.60	0.10	0.12	0.35
	55.59	56.69	1.10	152.0	0.09	0.04	0.04
FW 0016	250.37	250.90	0.53	325.00	0.11	0.36	1.17
	268.56	270.14	1.58	136.20	0.27	0.24	0.23
FW 0017	97.32	98.32	1.00	271.00	0.16	0.12	0.28
	113.73	114.73	1.00	391.00	0.11	0.27	2.06
	158.70	161.68	2.98	166.20	0.07	0.49	1.36
FW 0018	154.84	158.14	3.30	251.90	0.14	0.17	0.40
	161.10	162.10	1.00	128.00	0.13	0.09	0.55
	183.10	183.90	0.80	322.80	0.26	0.48	3.18
	195.45	197.45	2.00	90.90	0.01	0.04	0.11
	208.35	209.15	0.80	1930.50	0.11	1.08	2.21
	256.43	256.73	0.30	192.50	0.08	0.76	2.23
FW 0021	71.91	80.01	8.10	152.60	0.24	0.16	0.16
	91.10	92.10	1.00	620.50	0.10	0.47	3.20
	95.50	99.93	4.43	176.20	0.15	0.36	0.70
	110.80	111.16	0.36	2100.00	0.14	9.31	5.80
FW 0023	281.20	282.00	0.80	66.00	0.04	0.043	0.14
	319.00	319.70	0.70	235.00	0.04	0.140	0.21
FW 0026	285.06	295.14	10.08	295.80	0.47	0.20	0.67
	301.14	306.39	5.25	236.40	0.06	0.42	0.80
FW 0028	277.11	277.47	0.36	292.00	0.06	0.13	0.68
	289.01	289.49	0.48	152.00	0.04	0.11	0.16
FW 0029	268.87	270.92	2.05	97.10	0.11	0.08	0.21
	289.06	289.46	0.40	1413.00	0.18	0.95	2.44
FW 0031	108.20	114.00	5.80	55.30	0.38	0.05	0.24
	149.97	150.27	0.30	1095.00	0.07	1.59	0.76

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA’s Vancouver lab as an external check.  Reference materials were inserted by Minco staff geologists as a further assay control.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Mark Orsmond at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.